SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                               SEALIFE CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  81213Y 10 8
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                JANUARY 10, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


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|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Robert  L.  Cashman     ###-##-####
--------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
--------------------------------------------------------------------------------
                   |7|  SOLE  VOTING  POWER
NUMBER  OF              None
SHARES
BENEFICIALLY       |8|  SHARED  VOTING  POWER
OWNED  BY  EACH         N/A
REPORTING
PERSON  WITH       |9|  SOLE  DISPOSITIVE  POWER
                        None
--------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         None
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         0%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of Sealife Corporation. The principal executive offices of Sealife Corporation are located at 5601 Slauson Avenue, Suite 283, Culver City, California 90230.

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ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Robert L. Cashman. Mr. Cashman's business address is 18482 Park Villa Place, Villa Park, California 92861. Mr. Cashman is a business consultant.

(d)-(e) During the last five years, Mr. Cashman: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Cashman  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

N/A

ITEM  4.  Purpose  of  Transaction

N/A

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a)     None

(b)     None

(c) On January 10, 2003, Mr. Cashman transferred 270,000 shares of the Common Stock owned by Mr. Cashman to various individuals. In May 2003, Sealife Corporation cancelled 230,000 shares of Common Stock that were owned by Mr. Cashman.

(d)     None

(e) Mr. Cashman ceased to be the beneficial owner of more than 5% of the Common Stock of Sealife Corporation in January 10, 2003.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  5,  2004               By:  /s/  Robert  L.  Cashman
                                         --------------------------
                                         Robert  L.  Cashman

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